FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: CELLTECH'S METADATE® CD NOW AVAILABLE IN 100-COUNT BOTTLE

Draft: 02/19/03

Contact:                          Kelly Laban                                                                              FOR IMMEDIATE RELEASE
                                       Kovak-Likly Communications
                                       203/762.8833 or Klaban@KLCpr.com

CELLTECH'S METADATE® CD NOW AVAILABLE IN 100-COUNT BOTTLE

ROCHESTER, NY - 02/19/03 - Celltech Pharmaceuticals, Inc. today announced the introduction of once-daily Metadate® CD (methylphenidate HCl, USP) Extended-Release Capsules (CII) 20 mg in a new, convenient 100-count bottle. Metadate® CD is a once-daily biphasic formulation of methylphenidate for the treatment of ADHD in patients six years of age and older.

The new Metadate® CD 20 mg 100-count bottle provides pharmacists with improved dispensing flexibility and physicians with greater flexibility in prescribing quantities. It will also contribute to improved patient ease of use, especially for those patients taking concomitant medications stored in a medication tray

The Metadate® CD 20 mg 30-count dose pack will continue to be available while supplies last. Once inventory is depleted the dose pack will be discontinued.

To order Metadate CD 20 mg in 100-count bottles or for more information, contact your wholesaler or Celltech Customer Service at 1.888.963.3382.

Metadate® CD: An optimal once-daily formulation

Metadate® CD offers fast and lasting control of ADHD symptoms with a single dose, controlling symptoms without impacting appetite or sleep in the majority of patients. Metadate® CD can be sprinkled (onto 1 tablespoon of applesauce) for patients who may have difficulty swallowing a capsule.

Metadate® CD Capsules are contraindicated in patients with marked anxiety, tension, and/or agitation; in patients with glaucoma, tics or Tourette's syndrome; with or within 14 days of using MAO inhibitors. Metadate® CD should not be used in children under six years of age.

Use caution in patients with a history of psychosis; drug or alcohol dependence; seizures; hypertension or cardiovascular disease. As with all methylphenidate products, abuse may lead to dependence. The most common adverse reactions are headache, abdominal pain, decreased appetite and insomnia.

About Celltech Pharmaceuticals

Celltech Pharmaceuticals, Inc. is the US sales, marketing and manufacturing pharmaceutical marketing arm of Celltech Group plc (LSE: CCH, NYSE: CLL). Celltech is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. Celltech's U.S. operations are headquartered in Rochester, NY. In addition to being an emerging leader in gastroenterology, its areas of therapeutic focus include ADHD; liquid extended release cough and cold products; and a variety of niche products. More details about Celltech Group can be found at www.celltechgroup.com.

Please see accompanying full prescribing information.
Metadate CD is a registered trademark of Celltech Pharma, Ltd.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 23 April, 2003